FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Three company announcements made on May 9, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: May 9, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

Komatsu Ltd.

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: May 9th, 2003

URL: http://www.komatsu.com/

Results For The Fiscal Year Ended March 31, 2003

Consolidated Financial Highlights

(For the fiscal years ended March 31, 2003 and 2002)

			Millions of yen & US dollars except per share amounts
	2003		2002	Changes (2003-2002) Increase (Decrease)
	Yen	Dollar	Yen	Yen	(%)
Net sales	1,089,804	9,236	1,035,891	53,913	5.2
Operating profit (loss)	33,178	281	(13,221)	46,399	—
Income (loss) before income taxes, minority interests and equity in earnings (losses)	12,905	109	(106,724)	119,629	—
Net income (loss)	3,009	26	(80,621)	83,630	—
Net income (loss) per share
Basic	¥3.09	2.6¢	¥(84.46)	87.55	—
Diluted	¥3.09	2.6¢	¥(84.46)	87.55	—
Return on Equity	0.8%		(18.5% )	19.3%	—
Return on Total Assets	1.0%		(7.8% )	8.8%	—
Return on Sales	1.2%		(10.3% )	11.5%	—

Notes:
1)	Consolidated financial information is prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America.
2)	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for fiscal 2003 at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2003.
3)	Equity in earnings (losses) of affiliated companies:

March 31, 2003: (786) millions of yen

March 31, 2002: 398 millions of yen

4)	The numbers of average common shares outstanding were as follows:

March 31, 2003: 973,306,865

March 31, 2002: 954,530,062

5)	Adopted new accounting standards.
6)	Net income (loss) per share above is based on the provisions of Statements of Financial Accounting Standards No.128, “Earnings per share”
7)	Operating profit (loss) stated above is the sum of segment operating profit. The amount is consistent with custom of the Japanese accounting practice by subtracting cost of sales and selling general and administrative expenses from net sales. This amount does not represent consolidated operating profit (loss) under U.S.GAAP.

Financial Position

(As of March 31, 2003 and 2002)

	2003	2002
Total assets (Millions of yen)	1,306,354	1,340,282
Shareholders’ equity (Millions of yen)	395,366	395,143
Shareholders’ equity ratio (%)	30.3	29.5
Shareholders’ equity per share (Yen)	398.34	414.02

Notes:

1)	The numbers of common shares outstanding at the end of fiscal year 2003 and 2002 were below:

March 31, 2003: 992,528,649

March 31, 2002: 954,401,729

Cash Flow

(For the fiscal years ended March 31, 2003 and 2002)

Millions of yen

	2003	2002
Net cash provided by operating activities	48,257	60,321
Net cash used in investing activities	(36,018)	(16,933)
Net cash provided by (used in) financing activities	18,846	(40,455)
Cash and cash equivalents, end of year	76,152	45,392

The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

•	Number of consolidated subsidiaries : 125 companies

•	Number of companies accounted for by the equity method : 49 companies

Changes in group of entities

•	Consolidated subsidiaries

Addition: 16 companies

Removal: 12 companies

•	Affiliated Companies accounted for by the equity method

Addition: 9 companies

Removal: 2 companies

Projections for FY2004

(From April 1, 2003 to March 31, 2004)

Millions of yen

	Net sales	Income before income taxes	Net income
The first half of FY2004	540,000	11,000	3,000
The entire FY2004	1,115,000	28,000	11,000

Notes:

1)	Forecast of net income per share (basic): 11.08 yen
2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections for FY 2004 above and other related issues.

Operations of the Business Group

(As of March 31, 2003)

Business Categories and Principal Products & Services
Construction & Mining Equipment
Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders
Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders
Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers
Hauling Equipment	Off-highway dump trucks, articulated dump tracks, and crawler carriers
Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Mole)
Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders
Other Equipment	Rough-terrain cranes, reach tower cranes, and railroad maintenance equipment
Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment
Casting Products	Steel castings and iron castings
Electronics
Electronic Materials	Silicon wafers and polycrystalline silicon
Communications Equipment and Control Equipment	Network information terminals, LAN peripheral equipment, mobile tracking and communication terminals, and vehicle controllers
Temperature Control Equipment	Thermoelectric modules and manufacturing-related thermoelectric semiconductor devices
Others
Metal forging and Stamping Presses	Large presses, small and medium-sized presses, forging presses, and AC-servo presses
Sheet-Metal Machines and Machine Tools	Press brakes, shears, gatling press centers, laser cutting machines, fine plasma cutting machines, and crank shaft millers
Industrial Vehicles and Logistics	Forklift trucks, packing and transport
Defense Systems	Ammunition and armored personnel carriers
Others	Commercial-use prefabricated structures, and recycling plants

Consolidated Companies

(Subsidiaries)

Name	Location
Komatsu Electronic Metals Co., Ltd.	Omura City, Nagasaki, Japan
Komatsu Zenoah Co.	Kawagoe City, Saitama, Japan
Komatsu Forklift Co., Ltd.	Minato-ku, Tokyo, Japan
Komatsu Hokkaido Ltd.	Ishikari City, Hokkaido, Japan
Komatsu Aomori Ltd.	Aomori City, Aomori, Japan
Komatsu Niigata Ltd.	Niigata City, Niigata, Japan
Komatsu Tokyo Ltd.	Kawasaki City, Kanagawa, Japan
Komatsu Tokai Ltd.	Shizuoka City, Shizuoka, Japan
Komatsu Gifu Ltd.	Kagamigahara City, Gifu, Japan
Komatsu Kinki Ltd.	Toyonaka City, Osaka, Japan
Komatsu Hyogo Ltd.	Himeji City, Hyogo, Japan
Komatsu Kagawa Ltd.	Sakaide City, Kagawa, Japan
Komatsu Chugoku Ltd.	Hiroshima City, Hiroshima, Japan
Komatsu Nishi Nihon Ltd.	Kurume City, Fukuoka, Japan
Komatsu Kagoshima Ltd.	Kagoshima City, Kagoshima, Japan
Komatsu Okinawa Ltd.	Shimajiri-gun, Okinawa, Japan
NK Lease Ltd.	Niigata City, Niigata, Japan
Komatsu Rental Tokyo Ltd.	Kawasaki City, Kanagawa, Japan
Sun Rental Ltd.	Shizuoka City, Shizuoka, Japan
Marusan Lease Ltd.	Kagamigahara City, Gifu, Japan
Komatsu Rental Chugoku Ltd.	Hiroshima City, Hiroshima, Japan
Winds Kyushu Ltd.	Hayami-gun, Oita, Japan
Komatsu Rental Kagoshima Ltd.	Aira-gun, Kagoshima, Japan
Rialto Ltd.	Minato-ku, Tokyo, Japan
Komatsu Used Equipment Corp.	Yokohama City, Kanagawa, Japan
Komatsu Semiconductors Corporation	Minato-ku, Tokyo, Japan
Komatsu Electronics, Inc.	Hiratsuka City, Kanagawa, Japan
Komatsu House Ltd.	Shinagawa-ku, Tokyo, Japan
Komatsu Building Co., Ltd.	Minato-ku, Tokyo, Japan
Komatsu Industries Corporation	Minato-ku, Tokyo, Japan
Komatsu Machinery Corporation	Komatsu City, Ishikawa, Japan
Komatsu Artec Ltd.	Komatsu City, Ishikawa, Japan
Komatsu General Services Ltd.	Minato-ku, Tokyo, Japan
Komatsu Business Support Ltd.	Minato-ku, Tokyo, Japan
Komatsu Engineering Corp.	Kawasaki City, Kanagawa, Japan
Komatsu Diesel Co., Ltd.	Chiyoda-ku, Tokyo, Japan
Komatsu Logistics Corp.	Kawasaki City, Kanagawa, Japan
Komatsu Safety Training Center Ltd.	Kawasaki City, Kanagawa, Japan
Komatsu Castex. Ltd.	Himi City, Toyama, Japan
Komatsu Metal Ltd.	Komatsu City, Ishikawa, Japan
Komatsu America Corp.	Vernon Hills, Illinois, U.S.A.
Komatsu America International Company	Vernon Hills, Illinois, U.S.A.
Komatsu Latin-America Corp.	Miami, Florida, U.S.A.
Modular Mining Systems, Inc.	Tucson, Arizona, U.S.A.
Hensley Industries, Inc.	Dallas, Texas, U.S.A.
Komatsu do Brasil Ltda.	Suzano, Sao Paulo, Brazil
Komatsu Cummins Chile Ltda.	Santiago, Chile
Komatsu Mexicana S.A de C,V.	Sahagun, Mexico
Komatsu Europe International N.V.	Vilvoorde, Belgium
Komatsu Mining Germany GmbH	Dusseldolf, Germany
Komatsu UK Ltd.	Birtley, U.K.
Komatsu Hanomag AG	Hannover, Germany
Komatsu Utility Europe S.p.A.	Este, Italy
Komatsu Italia S.p.A.	Noventa VIC, Italy
Komatsu France S.A.	Aubergenville, France
Komatsu Europe Coordination Center N.V.	Vilvoorde, Belgium
Komatsu Southern Africa (Pty) Ltd.	Isando, Republic of South Africa
Komatsu Asia & Pacific Pte Ltd	Singapore, Singapore
PT Komatsu Indonesia Tbk	Jakarta, Indonesia
Bangkok Komatsu Co., Ltd.	Chonburi, Thailand
Komatsu (China) Ltd.	Shanghai, China
Komatsu Shantui Construction Machinery Co., Ltd.	Shandong, China
Komatsu (Changzhou) Construction Machinery Corp.	Changzhou, China
Komatsu (Changzhou) Foundry Corp.	Changzhou, China
Komatsu Australia Holdings Pty. Ltd.	Fairfield, NSW, Australia
Komatsu Australia Pty. Ltd.	Fairfield, NSW, Australia
Komatsu Silicon America, Inc.	Hillsboro, Oregon, U.S.A.
Advanced Silicon Materials LLC	Butte, Montana, U.S.A.
Komatsu Silicon Europe N.V.	Vilvoorde, Belgium
Formosa Komatsu Silicon Corporation	Yulin, Taiwan
Komatsu America Industries LLC	Wood Dale, Illinois, U.S.A.
Komatsu Finance America Inc.	Vernon Hills, Illinois, U.S.A.
Komatsu Finance (Netherlands) B.V.	Amsterdam, The Netherlands
Others: 52 companies

(Affiliated Companies Accounted for by the Equity Method)
Name	Location
Komatsu Doutou Ltd.	Obihiro City, Hokkaido, Japan
Komatsu Kita Hokkaido Ltd.	Kitami City, Hokkaido, Japan
Komatsu Douou Ltd.	Sunagawa City, Hokkaido, Japan
Komatsu Akita Ltd.	Akita City, Akita, Japan
Komatsu Yamagata Ltd.	Yamagata City, Yamagata, Japan
Komatsu Tochigi Ltd.	Utsunomiya City, Tochigi, Japan
Komatsu Saitama Ltd.	Kitamoto City, Saitama, Japan
Komatsu Ibaraki Ltd.	Mito City, Ibaraki, Japan
Komatsu Toyama Ltd.	Toyama City, Toyama, Japan
Komatsu Ishikawa Ltd.	Kanazawa City, Ishikawa, Japan
Komatsu Mie Ltd.	Ise City, Mie, Japan
Komatsu Shiga Ltd.	Yokaichi City, Shiga, Japan
Komatsu Ehime Ltd.	Matsuyama City, Ehime, Japan
Komatsu Kochi Ltd.	Kochi City, Kochi, Japan
Komatsu Tokushima Ltd.	Tokushima City, Tokushima, Japan
Komatsu Sanin Ltd.	Matsue City, Shimane, Japan
Komatsu Miyazaki Ltd.	Miyazaki-gun, Miyazaki, Japan
KBC Machinery Ltd.	Ishikari City, Hokkaido, Japan
Sanuki Lease Ltd.	Takamatsu City, Kagawa, Japan
Tsuzuki Seisakusho Ltd.	Hanishina-gun, Nagano, Japan
Komatsu Cummins Engine Co., Ltd.	Oyama City, Tochigi, Japan
Industrial Power Alliance, Ltd.	Oyama City, Tochigi, Japan
Komatsu Shearing Co., Ltd.	Komatsu City, Ishikawa, Japan
GIGAPHOTON INC.	Chiyoda-ku, Tokyo, Japan
QUALICA, Inc.	Koto-ku, Tokyo, Japan
L&T-Komatsu Limited	Bangalore, India
Solar Grade Silicon LLC	Moses Lake, Washingon, U.S.A.
Others: 22 companies

*Komatsu Electronic Metals Co., Ltd. is listed on the Tokyo Stock Exchange.

Customers
Sales, Services, and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction & Mining Equipment>
◎ Komatsu Zenoah Co.
◎ Komatsu Diesel Co., Ltd.
◎ Komatsu Used Equipment Corp.
◎ Komatsu Castex Ltd.
◎ Komatsu Safty Training Center Ltd.
◎ Komatsu Metal Ltd.
○ Komatsu Cummins Engine Co., Ltd.
○ Komatsu Shearing Co., Ltd.
◎ Komatsu Hokkaido Ltd.
◎ Komatsu Tokyo Ltd.
◎ Komatsu Nishi Nihon Ltd.
◎ Komatsu Rental Tokyo Ltd.
◎ Komatsu Rental Chugoku Ltd.
and other 52 companies
<Electronics>
◎ Komatsu Electronic Metals Co., Ltd.
◎ Komatsu Electronics, Inc.
◎ Komatsu Semiconductors Corporation
○ GIGAPHOTON, Inc.
<Others>
◎ Komatsu Forklift Co., Ltd.
◎ Komatsu Industries Corporation
◎ Komatsu Machinery Corporation
◎ Komatsu Artec Ltd.
◎ Komatsu Logistics Corp.
◎ Komatsu House Co., Ltd.
◎ Komatsu Engineering Corp.
◎ Komatsu General Services Ltd.
◎ Komatsu Business Support Ltd.
○ QUALICA, Inc.
and other 29 companies
[The Americas]
◎ Komatsu America Corp.
<Construction & Mining Equipment>
◎ Komatsu America International Company
◎ Modular Mining Systems, Inc.
◎ Komatsu Latin-America Ltd.
◎ Komatsu Mexicana de C.V.
◎ Komatsu do Brasil Ltda.
◎ Komatsu Cummins Chile Ltda.
and other 17 companies
<Electronics>
◎ Komatsu Silicon America, Inc.
◎ Advanced Silicon Materials LLC
○ Solar Grade Silicon LLC
<Others>
◎ Komatsu America Industries LLC
◎ Komatsu Finance America Inc.
and other 4 companies
[Asia, Oceania, and Africa]
◎ Komatsu (China) Ltd.
◎ Komatsu Australia Holdings Pty., Ltd.
<Construction & Mining Equipment>
◎ Komatsu Asia & Pacific Pte Ltd
◎ Komatsu Indonesia Tbk
◎ Bangkok Komatsu Co., Ltd.
◎ Komatsu (Changzhou) Construction Machinery Corp.
◎ Komatsu (Changzhou) Foundry Corp.
◎ Komatsu Shantui Construction Machinery Co., Ltd.
◎ Komatsu Australia Pty. Ltd.
◎ Komatsu Southern Africa (Pty) Ltd.
○ L&T-Komatsu Limited
and other 5 companies
<Electronics>
◎ Formosa Komatsu Silicon Corporation
<Others>
◎ 4 of manufacturing & sales companies
[Europe]
◎ Komatsu Europe International N.V.
<Construction & Mining Equipment>
◎ Komatsu Europe Coordination Center N.V.
◎ Komatsu UK Ltd.
◎ Komatsu Hanomag AG
◎ Komatsu Utility Europe S.p.A.
◎ Komatsu Italia S.p.A
◎ Komatsu Mining Germany GmbH
◎ Komatsu France S.A.
and other 1 company
<Electronics>
◎ Komatsu Silicon Europe N.V.
<Others>
◎ Komatsu Finance (Netherlands) B.V.
and other 1 company
[Legend Symbols]
◎ Consolidated Companies
○ Affiliated Companies Acounted for by the Equity Method
Supply of Products
Supply of Parts & Components
Supply of Primary Materials

Management Policy

1.	Basic Management Policy

The cornerstone of Komatsu’s management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2.	Mid- and Long-Range Management Strategy and Issues Ahead

Having defined the following four basic strategies, Komatsu is aggressively implementing a variety of measures to facilitate growth and strengthen its corporate structure.

1)	New growth strategy for the construction and mining equipment business,
2)	Reduction of environmental stress and expansion of environmental business,
3)	Focused attention to businesses in which Komatsu can maintain a technological edge on a global scale, and
4)	Attainment of competitive advantage by deploying IT or e-Komatsu.

During fiscal 2003 ended March 31, 2003, while the economies expanded in China and other Asian countries, Komatsu faced tough conditions in its major markets, represented by prolonged slack public investment and sharply plummeted stock prices in Japan as well as delayed economic recovery in the United States and Europe. In such unfavorable conditions, Komatsu promoted the Reform of Business Structure project which centers on the new growth strategy for its mainstay operation, the construction and mining equipment business, cutbacks in fixed costs and substantial reduction of production costs to recover profitability and upturn business results. These efforts have begun to reap steady results.

To ensure these results for certain, Komatsu is prepared to solve each of the following issues in a steady and speedy manner by drawing on its “Spirit of Manufacturers” strength as well as corporate governance, and is determined to accomplish a V-shaped recovery of its business performance.

1)	To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business

While the Japanese market for construction equipment is undergoing structural changes, the US and European markets for construction and mining equipment are cyclical in general and stable in a mid- and long-range perspective. With additional demand from infrastructure developments in China, Southeast Asia and the Middle East, we can continue to expect growth as a whole.

Under such an environment, Komatsu in Japan and each regional headquarters will take up a central role of reinforcing the competitiveness of respective regional operations based on global sales and service networks. At the same time, we will also strive to expand the parts business and get involved in new, promising areas of working gears, such as special application equipment and attachments, environment and components.

In Japan, meanwhile, the Company will continue its efforts to expand downstream businesses after sales of new equipment, such as rental, used equipment, and parts and service, in addition to launchings of new products. We are determined to develop a business model to circulate new, rental and used equipment as an integrated whole in Japan as soon as possible and be a pacesetter for the global construction and mining equipment industry of the future.

2)	To reinforce its competitiveness based on the “Spirit of Manufacturers” commitment

It is important for Komatsu as a manufacturer to continue its reform efforts based on the “Spirit of Manufacturers” commitment in order to enhance its competitiveness. We will continue to focus our efforts on the realization of top cost competitive level in each region and development of new products with Unique and Unrivaled features which overwhelm competitors.

In Japan, the Company manufactures cost-competitive products thanks to collaboration with suppliers and improvements resulting from creative ideas of employees in addition to skills and technologies accumulated over many years. By transferring these technologies and know-how to overseas manufacturing subsidiaries and supporting them, we are working to sharpen their cost competitiveness.

New product development and model renewal offer a great opportunity for Komatsu to reduce costs. We will generate impressive results through unified teamwork of employees from development, design, procurement and production to sales and service.

3)	To facilitate the selective focus undertaking

In light of limited management resources, it is not easy for one company to generate stable profits from different business domains in the global competition. Komatsu will further promote its selective focus by evaluating all business operations of the Komatsu Group by the criteria of progress of differentiation based on technological advantages and sufficient return on investment and by considering the best possible way for further growth of concerned operations.

4)	To reinforce the foundation for competitiveness

The basics of competitiveness are technological capabilities, strong financial structure and the spirit of challenge held by employees.

To drive the “Spirit of Manufacturers”-based reform, Komatsu needs to sharpen its technological capabilities constantly, and will thus continue to invest in the development of not only today’s, but also future-leading technologies. As for strengthening our financial structure, we have worked to strengthen it to date. To conduct sound management, we will strive to make our financial structure lean and strong. Furthermore, we are prepared to make our organization more flexible and agile, staffed by every employee having the spirit of challenge.

3.	Basic Policy for Dividends

Komatsu works to build a sound and stable financial position and flexible and agile corporate strength. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratio into account and reflecting business results, as it secures sufficient internal reserve for reinvestment.

4.	Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

5.	Basic Stance on Corporate Governance and Progress in Implementation

Komatsu has worked to ensure neutrality and soundness of management previously through the Board of Auditors having two external and two internal auditor-members. In 1999, the Company reorganized the Board of Directors, reducing the number of board members. Under the new organization since then, board members have been able to discuss selected management issues more thoroughly and effectively for quicker decision-making. At the same time, we invited a director from outside the Komatsu Group to ensure transparency and objectivity of management. The Company also established the Compensation Committee staffed mainly by people from outside the Komatsu Group.

To further enhance the neutrality, transparency and objectivity of the Board of Directors, the Company is planning to increase the number of external directors from one to two upon approval by the annual shareholders’ meeting to be held in June this year.

Furthermore, the Company is working to ensure that all employees of the Komatsu Group observe “Komatsu’s Code of Worldwide Business Conduct” stipulated and published since 1998, in addition to the laws and regulations.

Komatsu is determined to further strive for not only improvement of management efficiency but also establishment of corporate ethics and assurance of soundness of management in order to maximize the corporate value of the Komatsu Group. And through these efforts, Komatsu will work to become a company which will enjoy larger trust of shareholders and all other stakeholders.

Management Performance and Financial Conditions

1.	Outline of Operations and Business Results

During the year under review, the Japanese economy accommodated some signs of improvement fueled largely by expanded exports in the first half period, while public-sector investments remained sluggish throughout the year. In the second half period, uncertainty of the economy increased, reflecting prolonged bearish conditions of the stock market and other negative factors. Overseas, the economy expanded in China and other Asian countries, while it fell short of generating full momentum for recovery in the United States. European economies continued to slow down as a whole.

In such conditions, Komatsu Ltd. upheld an upturning recovery of profits and business performance as the most important management task, and continued to concert its efforts in the Reform of Business Structure project which centers on the New Growth Strategy for the Construction and Mining Equipment Business, its mainstay operation, cutbacks of fixed costs, and substantial reduction of production costs.

To further reinforce the foundation of its construction and mining equipment business from a global perspective, Komatsu carried out regionally tailored, optimal marketing aggressively around the world under the leadership of Komatsu Ltd. in Japan, and the regional headquarters in the Americas, Europe, Southeast Asia and Oceania, and China. In the major markets of Japan, North America and Europe, demand continued to slip, resulting in very difficult conditions for Komatsu. Meanwhile, in China, where demand surged, both production and sales expanded markedly. In Southeast Asia, Oceania, the Middle East, Africa and other markets, Komatsu capitalized on its advantage as a full-line manufacturer and made big gains in sales. Successful sales of the GALEO-series equipment, which Komatsu has steadily introduced around the world since 2001, contributed to the expanded market share for Komatsu equipment in North America, Europe and other overseas regions.

Komatsu’s electronics businesses, especially the silicon wafer business, took on a note of business recovery.

Komatsu steadfastly improved earnings of forklift trucks, industrial machinery and agricultural and forestry equipment with successful sales of new products with unique advantages.

Komatsu doubled its group-wide efforts to reduce fixed costs and worked to improve profitability. As a result, Komatsu posted consolidated net sales of ¥1,089.8 billion (US$9,236 million, at US$1=¥118) for fiscal 2003 ended March 31, 2003, registering an increase of 5.2% over the previous fiscal year. Improved business results from the concerted efforts of all divisions were offset mainly by the negative effects of impairment loss of investment securities reflecting a sharp plunge of prices on the Japanese stock market toward the end of the fiscal year. As a result, income before income taxes for the year amounted to ¥12.9 billion (US$109 million), compared to a loss before income taxes of ¥106.7 billion for the previous year. Net income for the fiscal year totaled ¥3.0 billion (US$26 million), compared to a net loss of ¥80.6 billion registered for the previous year.

On a non-consolidated basis, the Company recorded net sales of ¥376.9 billion (US$3,194 million), down 1.6% over the previous year, ordinary profits of ¥12.6 billion (US$107 million), up 233.0%, and net income of ¥3.4 billion (US$30 million) compared to a net loss of ¥41.8 billion for the previous year.

Review of operations is described below.

Construction and Mining Equipment

Consolidated sales of construction and mining equipment for the year totaled ¥767.8 billion (US$6,507 million), up 5.0% over the previous year, while non-consolidated sales were ¥315.6 billion (US$2,675 million), down 2.3%.

In Japan, a fall in demand slowed down in the last half period of the year. For the year, however, demand declined almost by 15%. Consolidated sales totaled ¥235.8 billion (US$1,999 million), down 9.4% from the previous year, whereas non-consolidated sales decreased 19.9% to ¥146.6 billion (US$1,242 million)

While the Company continued to launch new equipment on the market, centering on GALEO-series models, and worked to secure sales, it also focused its efforts on the rental of comprehensive equipment and facilities for civil engineering works through affiliated rental companies. In the used equipment business, as export demand for Japanese used equipment remained buoyant, especially to other Asian countries, the Company aggressively held auctions under the leadership of Komatsu Used Equipment Corp. In response to the structural change of the Japanese market, the Company further promoted reassessment of its sales operation including greater area coverage by each distributor. Nevertheless, all these efforts fell short of making up for declined demand, and Japanese sales for the year decreased from the previous year.

Consolidated overseas sales for the year advanced 13.0% over the previous year, to ¥531.9 billion (US$4,508 million), supported by buoyant sales in Asia including China, Oceania, the Middle East and Africa regions. On a non-consolidated basis, export sales from Japan reached ¥169.0 billion (US$1,432 million), up 20.7% over the previous year.

In North America, demand for construction equipment declined for the fourth consecutive year, and Komatsu’s sales for the year decreased from the previous year. In addition to consolidation of subsidiaries for improved business efficiency, Komatsu established the North American Development Center and a training center in order to build up its product development and support capabilities. Komatsu also strengthened the capabilities of its distributors and stepped up market introduction of the GALEO series equipment. In the utility (compact) equipment business, Komatsu emphasized marketing of backhoe loaders produced in the US and skid steer loaders designed for the North American market. In the mining equipment business, Komatsu worked to increase its market share through aggressive marketing of large bulldozers and other equipment and to expand sales of Repair & Maintenance contracts. However, sales of mining equipment declined from the previous year, adversely impacted by a sharp drop in demand for off-highway dump trucks.

In Europe, demand plummeted in Germany, the largest European market, and France, while demand remained fairly strong in other countries. Nevertheless, overall European demand registered negative growth following the previous year. Under such an environment of declined demand, Komatsu implemented aggressive sales and service activities centering on new models of hydraulic excavators and wheel loaders as well as skid steer loaders developed in Europe. As a result, Komatsu made steady gains in the market share and expanded sales for the year.

In China where demand climbed during the year, Komatsu boosted sales of hydraulic excavators, most of which were made by Komatsu Shantui Construction Machinery Co., Ltd. As for Komatsu Shantui Construction Machinery, Komatsu increased its stake in this joint-ownership to 60%, changing its status to a consolidated subsidiary in August 2002. And this subsidiary embarked on the production and sales of new PC200 hydraulic excavators under the GALEO series this year. Komatsu also worked to multiply its capabilities for local procurement of parts and further reduction of costs by establishing two joint-ownership manufacturers with a Chinese partner and a Japanese supplier, one for cabs and the other for large metal parts. In the meantime, Komatsu (China) Ltd. concerted its efforts to reinforce the sales and after-sales service capabilities of its distributors.

In Southeast Asia, demand remained stable in Indonesia, the largest market of the region, while demand expanded substantially in Thailand. Under such an environment, Komatsu recorded successful sales of GALEO-series equipment, resulting in a sizable increase in its market shares, especially that of hydraulic excavators. In Southeast Asia, Komatsu has already built up an effective manufacturing operation and excellent collaborative relationships with distributors. As a result, Komatsu recorded expanded sales over the previous year, by far exceeding the growth rate of demand.

In both Oceania and the Middle East, where the Company serves primarily with exports from Japan, demand expanded significantly, while demand in Africa declined from the previous year. As these regions accommodated demand for an extensive range of products such as hydraulic excavators, bulldozers, wheel loaders and dump trucks, the Company capitalized on an advantage of its full-line offerings and boosted sales in all these regions over the previous year.

Electronics

Consolidated sales from the electronics business for the year advanced 11.0% over the previous year, to ¥85.1 billion (US$722 million). On a non-consolidated basis, sales declined 17.1% to ¥3.1 billion (US$26 million), reflecting a drop in sales of communications and control equipment.

The silicon wafers market returned to a recovery track in the first half period of the fiscal year under review, but it only lasted until summer of 2002 for subsequent fall, and remained sluggish thereafter. To secure profits and reinforce its business structure under such an environment, Komatsu Electronic Metals Co., Ltd. worked to enhance its product competitiveness, mainly of its stronghold 200mm wafers and improve the production efficiency of discrete wafers. At the same time, Komatsu Electronic Metals implemented customer needs-tailored sales and service operations. As a result, the company was able to post improved earnings for the year compared to the previous year. Formosa Komatsu Silicon Corporation, a joint-ownership manufacturer, established with a local partner in Taiwan, expanded its sales channels in both Taiwan and other Asian regions, increased its ratio of prime wafers, and included high-value added annealed wafers in its product offerings. Coupled with focused efforts on securing profits, Formosa Komatsu Silicon accomplished the turning to the black in the second half period of the year under review. As a result of all these achievements, Komatsu Electronic Metals improved consolidated business results substantially, making vital contributions to improved earnings of the Electronics Business of the Company. In response to the growing market for 300mm wafers, Komatsu Electronic Metals has continued to advance technological development for higher quality and mass production, while investing in facilities within the range of cash flows so that it will be able to expand its monthly production capacity of 10,000 pieces today to about 45,000 pieces by fiscal 2006.

In the United States, Advanced Silicon Materials LLC (ASiMI) reduced its production capacity by consolidating its plants at the end of last fiscal year, and thus their sales for the year declined from the previous year. ASiMI has specialized in high-margin products and received benefits of reduced fixed costs resulting from the consolidation of plants. While ASiMI had to register a loss for the year, it improved its profitability substantially from the previous year, which it regards as its worst year.

Komatsu Electronics, Inc. strove to expand sales of temperature control equipment for semiconductor manufacturing. However, sales of thermoelectric modules remained slack, reflecting depressed conditions of the North American fiber-optic telecommunication market. As a result, difficult conditions for the company continued in terms of its earnings.

Others

Consolidated sales from other operations totaled ¥236.7 billion (US$2,007 million) for the year, up 4.0% over the previous year, while non-consolidated sales were ¥58.1 billion (US$493 million), up 3.5%. On a non-consolidated basis, sales of large presses declined from the previous year, reflecting intensified global competition among Japanese and foreign press builders. Meanwhile, sales to Japan’s Defense Agency accelerated in the second half period and expanded for the year.

Komatsu Forklift Co., Ltd. implemented aggressive sales of renewed models of its mainstay engine-driven forklift trucks as the LEO-NXT series in particular, battery-driven forklift trucks and Linde-made models. In Japan, where demand remained slack throughout the year, the company secured sales at about the same level as last year. Overseas, the company boosted export sales to China and Southeast Asia, and its subsidiary in the United States made significant improvement in earnings. Coupled with benefits of reduced fixed costs, the company achieved an increase in both sales and profits.

Komatsu Industries Corporation made a big gain in sales of small and medium-sized presses in the sluggish Japanese market by expanding sales of the H1F Hybrid AC Servo Press Series and other models. Export sales of presses also increased firmly, especially to China and Southeast Asia. For its sheet metal machinery line under tough market conditions, meanwhile, the company focused management resources on the development and sales of strategic products such as Gatling press centers and twister fine plasma cutting machines. As a result, the company recorded the third consecutive year of expanded sales and profits.

Komatsu Zenoah Co. expanded sales of EZ Start brushcutters and chainsaws, which feature significant improvement of ignition, in the agricultural and forestry equipment business, when Japanese demand slipped. The company also boosted sales of innovative new knapsack-type brushcutters. Overseas, the company increased sales for the year, while North American demand declined but export demand advanced steadily to Europe, China and Southeast Asia. With respect to its two-stroke engines which are competitive for environmental friendliness, the company worked to expand the business in North America, the largest market of the world. As a result, the company achieved record-high sales in the agricultural and forestry equipment business.

Note: Non-consolidated information above is based on Japanese GAAP.

2.	Conditions of Consolidated Cash Flows

Net cash provided by operating activities for fiscal 2003 amounted to ¥48.2 billion (US$409 million), reflecting improved business results which offset the payments of postretirement benefits as part of the Reform of Business Structure project during the previous fiscal year. Net cash used in investing activities totaled ¥36.0 billion (US$305 million) largely due to investments in production and sales facilities as well as purchase of leased assets. Net cash used in financing activities increased ¥18.8 billion (US$160 million), mainly reflecting the straight bonds for ¥30 billion issued to prepare for uncertainty of the financial environment. As a result, cash and cash equivalents at the end of fiscal 2003 totaled ¥76.1 billion (US$645 million), up ¥30.7 billion (US$261 million), including an increase of ¥5.3 billion (US$45 million) resulting from a change of consolidated companies, over the previous year.

Trends of Cash Flow Indicators:

Fiscal years ended March 31, 2003 and 2002.

	FY2003	FY2002
Shareholders’ equity ratio(%)	30.3	29.5
Shareholders’ equity ratio at aggregate market value(%)	33.1	32.5
Years of debt redemption	10.9	7.9
Interest coverage ratio	3.3	3.6

Shareholders’ equity ratio: Shareholders’ equity/Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities /Interest expense

3.	Important Decisions Made or Important Occurrences during the Year and Important Subsequent Events

Komatsu Shantui Construction Machinery Transformed into Consolidated Subsidiary

In the rapidly growing Chinese construction equipment market, Komatsu transformed Komatsu Shantui Construction Machinery Co., Ltd. into a consolidated subsidiary in August 2002. Specifically, Komatsu (China) Ltd., a wholly owned subsidiary of Komatsu, acquired 20% of the equity of Komatsu Shantui Construction Machinery from Shantui Construction Machinery Co., Ltd., the joint-venture partner who owned 50% of the equity of Komatsu Shantui Construction Machinery. As a result, Komatsu and Komatsu (China) together hold 60% of the equity of Komatsu Shantui Construction Machinery. Komatsu is determined to aggressively expand the business of Komatsu Shantui Construction Machinery in the Chinese hydraulic excavator market which embodies high growth potential.

Komatsu Forklift and Komatsu Zenoah Changed to Wholly Owned Subsidiaries

Komatsu transformed Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. both listed companies, into wholly owned subsidiaries of Komatsu through stock for stock exchanges effective October 1, 2002. As a result, in its machinery business which includes construction and transportation-related equipment, Komatsu is better positioned to build a highly dynamic management structure based on more unified operations with Komatsu Forklift and Komatsu Zenoah. With respect to the utility (compact) equipment business, the Company consolidated its Japanese development and marketing capabilities at Komatsu Zenoah as of April 1, 2003 in order to improve management efficiency and reinforce competitiveness. As for the forklift truck business, Komatsu and Komatsu Forklift agreed to strengthen cooperation within the Komatsu Group and conduct more dynamic management in order to further expand the business in the intensified competitive market globally. Furthermore, effective January 1, 2003, Komatsu Forklift became a joint-ownership company of Komatsu and Linde AG to reinforce its competitiveness on a global basis and thus improve its profits.

Hitachi Construction Machinery and Komatsu Reached Basic Agreement for Collaboration in Production and Procurement

In October 2002, Komatsu reached a basic agreement with Hitachi Construction Machinery Co., Ltd. for collaboration in production and procurement, involving six areas such as adaptation of common designs and cross supply of undercarriages for super-large and mini hydraulic excavators. The collaboration aims at further strengthening the cost competitiveness of the two. By defining this agreement as the first phase of collaboration, the two will continue to study possibilities to materialize more collaborative relations. This agreement excludes the collaboration in sales and services as well as mutual capital participation.

4.	Outlook for Fiscal 2004

Komatsu anticipates that difficult business conditions will continue for the Komatsu Group, affected by the sluggish stock prices worldwide, economic impact of SARS in China and neighboring countries, and the depressed Japanese economy with its structural problems. For its mainstay business in the construction and mining equipment market, however, the Company expects an increase in demand for equipment in the Commonwealth of Independent States and demand from reconstruction of post-war Iraq. There are also signs of market recovery in the United States and Europe.

While Komatsu was able to make the first solid step toward a V-shaped recovery of business results in fiscal 2003, it is determined to improve business results steadfastly as it continues to implement important management tasks in a speedy and bold manner. Centered on the “Spirit of Manufacturers,” Komatsu’s direction is crystal clear. That is, “by providing the products, hardware and software which customers are happy to own, Komatsu will make profits and grow.” In addition to top management officers, of course, all employees of the Komatsu Group in Japan and abroad are determined to fulfill this commitment with self-confidence and a sense of mission by converging their talents and knowledge.

Consolidated and non-consolidated results for fiscal 2004 are projected as follows as of today.

1)	Consolidated

Net sales:	¥1,115 billion yen	(up 2.3%)
Income before income taxes:	¥28 billion yen	(up 117.0%)
Net income:	¥11 billion yen	(up 265.6%)

2)	Non-consolidated

Net sales:	¥360 billion yen	(down 4.5%)
Ordinary income:	¥11 billion yen	(down 12.9%)
Net income:	¥6 billion yen	(up 72.1%)

Foreign exchange rates are premised at ¥120 to US$1 and ¥125 to EUR1 for fiscal 2004.

5.	Redistribution of Profits for Fiscal 2004

The Company plans to set ¥3 cash dividends per share for fiscal year-end based on its basic policy for dividends subject to shareholders’ meeting approval. Combined with ¥3 for interim cash dividends per share already paid, annual cash dividends per share will amount to ¥6.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

(As of March 31, 2003 and 2002)

Millions of yen

	2003	2002	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥76,152	¥45,392	¥30,760
Time deposits	531	1,076	(545)
Trade notes and accounts receivable	337,401	337,093	308
Inventories	241,722	266,952	(25,230)
Other current assets	95,819	109,429	(13,610)

Total current assets	751,625	759,942	(8,317)

Investments	52,417	74,092	(21,675)

Property, plant, and equipment— Less accumulated depreciation	400,087	405,301	(5,214)

Other assets	102,225	100,947	1,278

Total	1,306,354	1,340,282	(33,928)

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	172,782	219,717	(46,935)
Trade notes and accounts payable	174,904	196,069	(21,165)
Income taxes payable	6,516	6,011	505
Other current liabilities	118,972	170,564	(51,592)

Total current liabilities	473,174	592,361	(119,187)

Long-term liabilities	409,611	306,525	103,086

Minority interests	28,203	46,253	(18,050)

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	135,686	117,439	18,247
Retained earnings	228,446	231,161	(2,715)
Accumulated other comprehensive income (loss) (*)	(32,981)	(18,393)	(14,588)
Treasury stock	(3,655)	(2,934)	(721)

Total shareholders’ equity – net	395,366	395,143	223

Total	¥1,306,354	¥1,340,282	¥(33,928)

	2003	2002	Changes Increase (Decrease)
(*) Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(16,929)	¥(10,344)	¥(6,585)
Net unrealized holding gains on securities available for sale	1,263	3,055	(1,792)
Pension liability adjustments	(15,478)	(10,927)	(4,551)
Net unrealized holding gains (losses) on derivative instruments	(1,837)	(177)	(1,660)

Condensed Consolidated Statements of Income

(For the fiscal years ended March 31, 2003 and 2002)

Millions of yen

	2003	2002	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Revenues
Net sales	¥1,089,804	¥1,035,891	¥53,913	5.2
Interest and other income	13,436	34,278	(20,842)

Total	1,103,240	1,070,169	33,071	3.1

Costs and expenses
Cost of sales	815,557	792,748	22,809
Selling, general and administrative expenses	241,069	256,364	(15,295)
Interest expense	14,693	16,842	(2,149)
Other expense	19,016	110,939	(91,923)

Total	1,090,335	1,176,893	(86,558)	(7.4)

Income (loss) before income taxes, minority interests, and equity in earnings (losses)	12,905	(106,724)	119,629	—

Income taxes	5,968	(21,930)	27,898

Minority interests in (income) loss of consolidated subsidiaries	(2,877)	3,775	(6,652)

Equity in earnings (losses) of affiliated companies	(786)	398	(1,184)

Income (loss) before cumulative effect of change in accounting principle	3,274	(80,621)	83,895	—

Cumulative effect of change in accounting principle (*Note2)	(265)	—	(265)

Net income (loss)	¥3,009	¥(80,621)	¥83,630	—

Notes:
1)	Comprehensive loss for the years ended March 31, 2003 and 2002 were 11,579 million yen and 79,257 million yen, respectively.
2)	Goodwill impairment charges as of April 1, 2002 from the adoption of SFAS142.

Condensed Consolidated Statements of Cash Flows

(For the fiscal years ended March 31, 2003 and 2002)

Millions of yen

	2003	2002	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Operating activities
Net income (loss)	¥3,009	¥(80,621)	¥83,630
Depreciation and amortization	70,229	61,581	8,648
Impairment loss on long-lived assets	—	52,242	(52,242)
Decrease in trade receivables	9,470	62,551	(53,081)
Decrease in inventories	21,298	20,611	687
Decrease in trade payables	(20,580)	(37,942)	17,362
Others, net	(35,169)	(18,101)	(17,068)

Net cash provided by operating activities	48,257	60,321	(12,064)

Investing activities
Capital expenditures	(69,182)	(54,118)	(15,064)
Proceeds from sales of property	18,627	32,377	(13,750)
Others, net	14,537	4,808	9,729

Net cash used in investing activities	(36,018)	(16,933)	(19,085)

Financing activities
Increase (decrease) in short—and long-term debt	25,291	(34,905)	60,196
Sales (repurchase) of common stock, net	(721)	180	(901)
Dividends paid	(5,724)	(5,730)	6

Net cash provided by (used in) financing activities	18,846	(40,455)	59,301

Effect of exchange rate change on cash and cash equivalents	(325)	881	(1,206)

Net increase (decrease) in cash and cash equivalents	30,760	3,814	26,946
Cash and cash equivalents, beginning of year	45,392	39,760	5,632

Adjustments for change of fiscal period on consolidated subsidiaries	—	1,818	(1,818)

Cash and cash equivalents, end of year	¥76,152	¥45,392	¥30,760

Basis of Financial Statements (Consolidated)

1)	Changes in group of entities

Consolidated subsidiaries

Addition:	Komatsu Italia S.p.A., Komatsu Shantui Construction Machinery Co., Ltd., Komatsu Rental Tokyo Ltd., Komatsu Rental Chugoku Ltd., and twelve other companies
Removal:	(merger) Komatsu Mining Systems, Inc., Komatsu Reman North America, Inc., and other six companies (liquidation) Komatsu Parts Ltd. and other two companies (exclusion) Komatsu Miyagi Ltd.

Affiliated companies accounted for by the equity-method

Addition:	Solar Grade Silicon LLC, and other eight companies
Removal:	Komatsu Shantui Construction Machinery Co., Ltd. Ismac, Inc.

2)	Adoption of New Accounting Standards

Starting in the fiscal period under review, the Company adopted the provisions of the Statement of Financial Accounting Standards (“SFAS”) No.142, “Goodwill and Other Intangible Assets,” and No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Business Segment Information

1.	Information by Business Unit

(1)	Sales and Operating Profit (Loss)

(For the fiscal years ended March 31, 2003 and 2002)

Millions of yen

	2003			2002
	Sales	Operating Profit (Loss)	Margin %	Sales	Operating Profit (Loss)	Margin %
Construction &Mining Equipment	774,460	28,990	3.7	738,358	881	0.1
Electronics	85,341	(849)	(1.0)	77,005	(14,925)	(19.4)
Others	274,536	8,841	3.2	264,973	4,976	1.9
Subtotal	1,134,337	36,982	3.3	1,080,336	(9,068)	(0.8)
Corporate & Elimination	(44,533)	(3,804)	—	(44,445)	(4,153)	—
Total	1,089,804	33,178	3.0	1,035,891	(13,221)	(1.3)
Interest and other income		13,436			34,278
Interest expense		14,693			16,842
Other expenses		19,016			110,939
Consolidated income (loss) before income taxes, minority interests and equity in earnings (losses)		12,905			(106,724)

Notes: Sales amount of Construction and Mining Equipment, Electronics and Others includes inter-unit transactions of 6,620, 159 and 37,754 millions of yen in 2003 and 7,018, 236 and 37,191 millions of yen in 2002, respectively.

(2)	Assets, Depreciation, and Capital Expenditures

Millions of yen

	2003			2002
	As of Mar. 31, 2003	For the fiscal year ended Mar. 31, 2003		As of Mar. 31, 2002	For the fiscal year ended Mar. 31, 2002
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction &Mining Equipment	853,644	46,137	50,125	879,732	36,442	46,354
Electronics	165,090	14,966	10,474	181,746	17,235	18,927
Others	219,687	7,719	9,874	231,287	6,217	9,187
Subtotal	1,238,421	68,822	70,473	1,292,765	59,894	74,468
Corporate & Elimination	67,933	—	—	47,517	—	—
Total	1,306,354	68,822	70,473	1,340,282	59,894	74,468

Note: In fiscal 2002, the Company recorded impairment losses on assets in the electronics segment.

2.	Information by Region

(1)	Sales and Operating Profit (Loss)

(For the fiscal years ended March 31, 2003 and 2002)

Millions of yen

	2003			2002
	Sales	Operating Profit (Loss)	Margin %	Sales	Operating Profit (Loss)	Margin %
Japan	719,835	25,748	3.6	690,062	130	0.0
Americas	268,012	(1,913)	(0.7)	284,181	(10,562)	(3.7)
Europe	142,405	2,793	2.0	117,873	3,077	2.6
Others	149,614	8,971	6.0	102,921	(354)	(0.3)
Subtotal	1,279,866	35,599	2.8	1,195,037	(7,709)	(0.6)
Corporate&Elimination	(190,062)	(2,421)	—	(159,146)	(5,512)	—
Total	1,089,804	33,178	3.0	1,035,891	(13,221)	(1.3)

Note: Sales amount of each region segment includes inter-segment transactions.

(2)	Assets

(As of March 31, 2003 and 2002)

Millions of yen

	2003		2002
	Assets	Ratio(%)	Assets	Ratio(%)
Japan	930,650	71.2	948,294	70.8
Americas	314,605	24.1	354,438	26.4
Europe	89,744	6.9	82,102	6.1
Others	122,253	9.4	106,626	8.0
Subtotal	1,457,252	111.6	1,491,460	111.3
Corporate &Elimination	(150,898)	(11.6)	(151,178)	(11.3)
Total	1,306,354	100.0	1,340,282	100.0

3.	Overseas Sales

(1)	For the fiscal year ended March 31, 2003

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	251,371	145,455	234,978	631,804
Consolidated net sales	—	—	—	1,089,804
Ratio of overseas sales to consolidated net sales (%)	23.1	13.3	21.6	58.0

(2)	For the fiscal year ended March 31, 2002

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	262,341	128,029	167,334	557,704
Consolidated net sales	—	—	—	1,035,891
Ratio of overseas sales to consolidated net sales (%)	25.3	12.4	16.1	53.8

Notes:

1)	Overseas sales represent the sales of the Company and its consolidated subsidiaries to areas other than Japan.
2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
a)	Americas: U.S.A. b) Europe: Germany and U.K. c) Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

(For the fiscal years ended March 31, 2003 and 2002)

Millions of yen

		2003		2002		Changes Increase (Decrease)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction & Mining Equipment	Japan	235,851	21.6	260,351	25.1	(24,500)	(9.4)
	Overseas	531,989	48.9	470,989	45.5	61,000	13.0

		767,840	70.5	731,340	70.6	36,500	5.0

Electronics	Japan	44,758	4.1	43,085	4.2	1,673	3.9
	Overseas	40,424	3.7	33,684	3.2	6,740	20.0

		85,182	7.8	76,769	7.4	8,413	11.0

Others	Japan	177,391	16.3	174,751	16.9	2,640	1.5
	Overseas	59,391	5.4	53,031	5.1	6,360	12.0

		236,782	21.7	227,782	22.0	9,000	4.0

Total	Japan	458,000	42.0	478,187	46.2	(20,187)	(4.2)
	Overseas	631,804	58.0	557,704	53.8	74,100	13.3

		1,089,804	100.0	1,035,891	100.0	53,913	5.2

Financial Instruments

(As of March 31, 2003 and 2002)

1.	Derivative Financial Instruments

Millions of yen

		2003			2002
		Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value
Foreign exchange contracts and option contracts		(2,375)	(1,620)	(1,620)	4,713	326	326
FY 2002
Purchase of foreign currencies
The equivalent of yen	27,328
Sale of foreign currencies
The equivalent of yen	28,870
Option contracts (Purchased)
The equivalent of yen	3,171
FY 2003
Purchase of foreign currencies
The equivalent of yen	37,770
Sale of foreign currencies
The equivalent of yen	31,262
Option contracts (Purchased)
The equivalent of yen	3,772
Option contracts (Sold)
The equivalent of yen	361
Interest rate swap, currency swap and Interest rate cap agreements		245,973	(3,706)	(3,706)	308,477	(10,086)	(10,086)

Note: Contract, notional amounts of forward exchange contracts are net amounts (“sale” minus “purchase”).

2.	Marketable Securities

Millions of yen

	2003	2002
Investment Securities available for sale
Marketable equity securities
Cost	12,602	26,094
Fair value	16,474	33,468
Unrealized holding gains, net	3,872	7,374
Marketable debt securities
Cost	2,254	981
Fair value	2,254	981
Unrealized holding gains, net	0	0

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

(For the fiscal years ended March 31, 2003 and 2002)

Millions of yen & US dollars

except per share amounts

	2003			2002	Changes (2003-2002) Increase (Decrease)
	Yen	Dollar		Yen	Yen	(%)
Net sales	376,912	3,194		382,908	(5,995)	(1.6)
Japan	198,788	1,685		234,607	(35,819)	(15.3)
Overseas	178,124	1,510		148,301	29,823	20.1

Operating income	11,259	95		8,708	2,551	29.3

Ordinary income	12,634	107		3,794	8,840	233.0

Net income (loss)	3,486	30		(41,828)	45,314	—

Earnings (Loss) per share
Basic	¥3.50	2.97	¢	¥(43.81)	47.31	—
Diluted	—	—		—	—	—

Notes:

1)	The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2003 at the rate of ¥ 118 to $1, the approximate rate of exchange at March 31, 2003.
2)	The average numbers of shares for fiscal 2003 and 2002 are as follows:

Fiscal 2003: 973,306,865

Fiscal 2002: 954,720,148

Dividends

(For the fiscal years ended March 31, 2003 and 2002)

	2003	2002
Cash dividends per share (yen) per annum	6.00	6.00

Financial Position

(As of March 31, 2003 and 2002)

	2003	2002
Total assets (¥ million)	718,869	685,922
Shareholders’ equity (¥ million)	444,344	418,818
Equity ratio (%)	61.8	61.1
Shareholders’ equity per share (Yen)	447.61	438.83

Note:	The numbers of shares issued and outstanding as of the end of fiscal 2003 and 2002 are as follows:
Fiscal 2003: 992,528,649
Fiscal 2002: 954,401,729

Sales by Operation

(For the fiscal years ended March 31, 2003 and 2002)

Millions of yen

		2003		2002		Change (2003-2002) Increase (Decrease)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	Ratio (%)
Construction & Mining Equipment	Japan	146,614	38.9	182,942	47.8	(36,328)	(19.9)
	Overseas	169,024	44.8	140,045	36.6	28,979	20.7
		315,639	83.7	322,987	84.4	(7,348)	(2.3)
Electronics	Japan	2,676	0.7	3,358	0.9	(682)	(20.3)
	Overseas	435	0.1	393	0.1	41	10.6
		3,111	0.8	3,751	1.0	(640)	(17.1)
Others	Japan	49,498	13.1	48,306	12.6	1,191	2.5
	Overseas	8,664	2.3	7,862	2.1	801	10.2
		58,162	15.4	56,169	14.7	1,993	3.5
Total	Japan	198,788	52.7	234,607	61.3	(35,819)	(15.3)
	Overseas	178,124	47.3	148,301	38.7	29,823	20.1
		376,912	100.0	382,908	100.0	(5,995)	(1.6)

Projection for FY2004

(From April 1, 2003 to March 31, 2004)

Millions of yen

	Net Sales	Ordinary Income	Net Income
The first half of FY2004	170,000	6,000	3,000
The entire FY2004	360,000	11,000	6,000

NEWS RELEASE

Komatsu Ltd.

Corporate Communications Dept.

Tel: 03-5561-2616

Date: May 9, 2003

URL:http://www.komatsu.com/

Issuance of Share Acquisition Rights for Stock Option Scheme

Komatsu Ltd. presents the following notification of the resolution made at its Board of Directors meeting held on May 9, 2003, to propose an agenda seeking authorization to issue share acquisition rights for the purpose of its stock option scheme to the 134th annual shareholders’ meeting to be held on June 26, 2003, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan.

Comments

1.	Reasons for issuing share acquisition rights to non-shareholders on specially favorable terms:

To further raise the enthusiasm and morale of its directors, officers, employees and top executives of major subsidiaries, thereby improving its consolidated business results, the Company is going to issue the rights to acquire new shares at no cost to the persons mentioned above in the form of stock options. The amount to be paid in exercise of share acquisition rights shall be determined by the market price at the time of issuance as the standard as defined in 5) of 2 below.

2.	Terms of share acquisition rights issue
1)	Persons to whom share acquisition rights shall be granted.

Directors, officers, employees of the Company and top executives of its major subsidiary companies

2)	Class and number of shares for share acquisition rights

Maximum of 1,280,000 common shares of the Company.

Pursuant to 3) below, in the event that the number of shares to be issued (or transferred from the Company’s treasury stock in lieu of thereof; hereinafter the same shall apply) upon exercise of share acquisition rights is adjusted, the maximum number of shares to be issued above mentioned shall be adjusted according to the change of the total number of shares due to such adjustment.

3)	Total number of share acquisition rights to be issued

Up to 1,280 rights.

The number of shares which qualifies as one share acquisition right shall be 1,000 shares. However, in the case the Company splits or consolidates its shares of common stock, the number of shares unused to exercise share acquisition rights shall be adjusted according to the following formula, whereby any fraction less than one share shall be omitted.

Adjusted number of shares = Pre-adjustment number of shares x Ratio of split (or consolidation).

4)	Issue price of share acquisition rights

No consideration shall be paid.

5)	Amount to be paid in for exercise of share acquisition rights

The amount to be paid in for each share acquisition right shall be the amount obtained by multiplying the price per share issued upon exercising the share acquisition right (hereinafter to be referred to as “paid-in amount”) by the number of shares needed for each share acquisition right.

The paid-in amount shall be the amount obtained by multiplying the average closing price in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for each day (excluding any trading days on which the closing price does not exist) of the month prior to the month of issue, by 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen. However, the amount shall not be lower than the closing price of the Company’s common stock traded on the market on the day of issue of share acquisition rights.

1

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the issue date, the paid-in amount shall be adjusted according to the following formula and any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen.

Post-adjustment paid-in amount = Pre-adjustment paid-in amount x (1/Split (or consolidation) ratio)

If the Company issues new shares at a price that is lower than the market price (excluding the cases of the conversion of a convertible bond as specified in Commercial Code prior to the revision of April 1, 2002 and of exercising the right for the stock option program.), the paid-in amount shall be adjusted according to the following formula, and resultant figures under one (1) yen shall be rounded up to the nearest one (1) yen.

				No. of shares issued +	No. of new shares issued x Paid-in amount
Post-adjustment	=	Pre-adjustment	X	Market price per share
paid-in amount		paid-in amount		No. of shares issued + No. of new shares issued

6)	Period during which the share acquisition rights may be exercised

From and including August l, 2004, to July 31, 2009. However, in case a person to whom the share acquisition right was granted deceased before the end of the period for exercise of the right, his or her heir shall exercise the right within 24 months from the day of death at the longest.

7)	Conditions for exercise of share acquisition right
(1)	Person to whom share acquisition right is granted shall be able to exercise the right, even after the person lost the position listed in 1) of this announcement, according to the terms of contract concerning the allocation of share acquisition right (hereinafter to be referred to as “share acquisition right contract”) to be concluded between the Company and the person based on resolutions made by this shareholders’ meeting and the Board of Directors of the Company.
(2)	In the case that a person to whom share acquisition right is granted deceased, his or her heir shall be able to exercise the right according to the terms of share acquisition right contract.

8)	Cancellation of share acquisition rights and conditions thereof

In the case that any one of the following conditions is satisfied, share acquisition rights can be cancelled gratis.

(1)	In the case that the person to whom share acquisition right is granted pursuant to the provisions of the share acquisition right contract lost the right or when no use of the right was confirmed.
(2)	In the case that a merger agreement whereby the Company is deemed to become extinct was authorized.

9)	Restriction on transfer of share acquisition rights

Transfer of share acquisition rights shall require the approval of the Board of Directors of the Company.

10)	Arrangement at the time of share exchange or transfer

In the event that the Company chooses to exchange or transfer its stock to become a wholly owned subsidiary, it is possible to have the company which becomes the parent company through share exchange or transfer succeed the obligations of the Company concerning share acquisition rights.

11)	Other terms

Other terms concerning the granting and exercising of share acquisition rights shall be pursuant to the conditions specified in the share acquisition right contract.

Note:

Concerning the issuance of share acquisition rights, it is conditional on approval by the 134th annual shareholders’ meeting to be held on June 26, 2003. Details shall be decided in the form of resolutions at the Board of Directors meeting after approval by the shareholders’ meeting.

2

NEWS RELEASE

Komatsu Ltd.

Corporate Communications Dept.

Tel: 03-5561-2616

Date: May 9, 2003

URL:http://www.komatsu.com/

Komatsu to Repurchase Its Common Shares

(Stock Repurchase Pursuant to the Provisions of Article 210 of the Commercial Code)

Komatsu Ltd. (the “Company”) announces that at the meeting of the Board of Directors held on May 9, 2003, the Board of Directors resolved that repurchase of the company’s outstanding common shares pursuant to Article 210 of the Commercial Code will be proposed to the shareholders at the 134th Annual Meeting of Shareholders to be held on June 26, 2003.

1.	Purpose of Repurchase of Its Own Shares

In accordance with Article 210 of the Commercial Code, the Company will repurchase its outstanding shares after obtaining approval from the shareholders, With repurchase of its shares, the Company will be able to facilitate quick and flexible management in response to the changing business environment.

2.	Particulars of the Shares to Be Repurchased by the Company

1) Type of Shares to be repurchased:	Outstanding common shares of Komatsu Ltd.
2) Total Number of Shares to be repurchased:	Up to 10,000,000 shares
(1.0% of total outstanding shares)
3) Total Cost of repurchase:	Up to 5,000,000,000 yen.

Note:

The repurchase approval by the shareholders at the 134th Annual Meeting of Shareholders to be held on June 26, 2003, will be valid from the completion of the 134th Annual Meeting of Shareholders and until the completion of the 135th Annual Meeting of Shareholders.